VIA EDGAR	September 14, 2018

Terence O’Brien

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Re:	Constellium N.V.
Form 20-F for Fiscal Year Ended December 31, 2017
Filed March 12, 2018
File No. 1-35931

Dear Mr. O’Brien:

Set forth below are responses of Constellium N.V., a company incorporated in the Netherlands (the “Company” and, together with its subsidiaries, “Constellium”), to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated August 31, 2018, with respect to the Company’s annual report on Form 20-F referenced above (the “Form 20-F”). For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. All references to page numbers and captions correspond to the Form 20-F for the fiscal year ended December 31, 2017 unless otherwise specified.

Note 17—Investments Accounted for Under the Equity Method, page F-40

1.

We note that you account for your 51% interest in the joint venture with UACJ using the equity method. Please tell us the factors you considered in determining that consolidation of this joint venture was not required. Please explain your basis for concluding consolidation is not required and how you considered the factors in paragraph 7 of IFRS 10.

In May 2014, Constellium signed an agreement with UACJ Corporation (“UACJ”) for the formation of Constellium-UACJ ABS LLC (the “Joint Venture”). The Joint Venture operates a facility located in Bowling Green, Kentucky and supplies aluminium auto body sheet to the North American automotive industry. The Company and UACJ, indirectly through their subsidiaries, hold 51% and 49%, respectively, of the membership interests in the Joint Venture. Constellium’s investment in the Joint Venture has been accounted for using the equity method since the Joint Venture’s formation in 2014.

According to paragraph 7 of IFRS 10, an investor controls an investee if, and only if, the investor has all the following: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to use its power over the investee to affect the amount of the investor’s return.

U.S. Securities and Exchange Commission

September 14, 2018

According to paragraph 10 of IFRS 10, an investor has power over an investee when the investor has existing rights that give it the current ability to direct the “relevant activities,” i.e., those activities that significantly affect the investee’s returns. In the context of our joint venture agreement with UACJ, Constellium has determined the relevant activities of the Joint Venture to be its key operating, investing and financing activities, such as: (a) determining the business plan, annual budget and business and operating strategy in the following areas: purchase of raw materials, selection of technology for manufacturing, compensation policies for management and marketing and sales; (b) capital expenditures and other similar commitments; and (c) incurrence of debt and dividend distributions.

The Joint Venture’s Board of Managers consists of seven voting members and one non-voting observer. Four voting members are appointed by Constellium, and three voting members and one non-voting observer are appointed by UACJ. For decisions relating to relevant activities, the joint venture agreement requires the approval of not less than five of the seven members of the board of directors. This requirement effectively results in UACJ having a veto power over relevant activities, and Constellium having no ability to direct a decision without UACJ’s consent. As a result, Constellium currently does not have the right to direct the relevant activities of the Joint Venture, and, as such, does not have power over the Joint Venture as such term is defined in IFRS 10. In the absence of such power, Constellium has concluded that it does not control the Joint Venture and that, as a result, consolidation would not be appropriate.

In future filings, we will clarify our disclosure so that a reader of Constellium’s consolidated financial statements may better understand the reasons that led Constellium to account for the Joint Venture under the equity method, as follows (new disclosure underlined):

“Constellium-UACJ ABS LLC, a joint-venture in which Constellium holds a 51% interest, was created in 2014. This joint-venture operates a facility located in Bowling Green, Kentucky and supplies aluminium sheet to the North American automotive industry. The joint venture started its operations during 2016. We have determined that, under the terms of the joint venture agreement, we do not control Constellium-UACJ ABS LLC because our existing rights associated with the decision-making process do not give us the ability to direct the relevant activities of the joint venture unilaterally and, as a result, Constellium does not have power over the joint venture.”

General

2.

On pages 37 and 40, you identify Airbus, Daimler AG, BMW, Volkswagen and the PSA Group as customers. Each of these companies includes your products in its own products, and each sells its products in Syria and/or Sudan. Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. sanctions and/or export controls. You do not provide disclosure about these countries in your Form 20-F. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and/or Sudan, including with their governments, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements.

U.S. Securities and Exchange Commission

September 14, 2018

Constellium has a general policy of not contracting with persons and or entities in sanctioned countries, including in Sudan and Syria. Constellium does not directly sell its products to the governments of, or any entities located in, Syria or Sudan. After our review and to the best of its knowledge, Constellium also has not had any past contacts and there are no current or anticipated contacts with Syria and/or Sudan, including contacts with their respective governments whether through subsidiaries, distributors, resellers or other direct or indirect arrangements. In addition, Constellium has no employees, operations, points of sale, subsidiaries, affiliates, partners, joint venture interests, or investments in Syria or Sudan.

Constellium is a global leader in the design and manufacture of a broad range of innovative specialty rolled and extruded aluminium products, serving primarily the packaging, aerospace and automotive end-markets. Constellium supplies aluminium wrought plates, sheet and extruded products to the aerospace and automotive original equipment manufacturers (“OEMs”) referenced in the Staff’s comment. However, these customers then transform and/or use Constellium’s products in their own products for their own end-customers. Constellium products supplied to these customers are not specific to the markets or countries to which these customers supply their separate products. Constellium does not manufacture any products for these or other customers specifically for sale in Syria and Sudan.

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We appreciate the opportunity to provide you with this additional information. If you have any questions, please do not hesitate to contact Rina E. Teran at (212) 675-5087, Jeremy Leach at + 33173014651, or the undersigned at (212) 675-5527.

Very truly yours,

/s/ Peter Matt

Peter Matt

Chief Financial Officer

cc:	Jeremy Leach (Constellium N.V.)
Rina E. Teran (Constellium N.V.)

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